                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          U.S. FRANCHISE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  902 956 30 9
                          -----------------------------
                                 (CUSIP Number)

                              Harold S. Handelsman
                            Meridian Associates, L.P.
                           200 West Monroe, Suite 3800
                                Chicago, IL 60606
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 18, 2000
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    SCHEDULE 13D

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--------------------------------------------                                           ----------------------------
CUSIP NO. 902 956 30 9                                                                 PAGE    2    OF   21 PAGES
--------------------------------------------                                           ----------------------------


-------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Meridian Associates, L.P.

-------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                                  (b) / /

-------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      N/A
-------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)    / /

-------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Illinois
-------------------------------------------------------------------------------------------------------------------
       NUMBER OF               7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                          2,099,775
            -------------------------------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
                                         0
            -------------------------------------------------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
                                         0
            -------------------------------------------------------------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                         3,609,228
-------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 3,609,228
-------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

-------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      19.2%
-------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      PN
-------------------------------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D

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--------------------------------------------                                           -----------------------------
CUSIP NO. 902 956 30 9                                                                 PAGE    3    OF    21  PAGES
--------------------------------------------                                           -----------------------------


--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      HSA Properties, Inc.

--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      N/A
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)     / /

--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------------------------------------------
       NUMBER OF               7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                          22,447
                               -------------------------------------------------------------------------------------
                               8    SHARED VOTING POWER
                                         0
                               -------------------------------------------------------------------------------------
                               9    SOLE DISPOSITIVE POWER
                                         0
                               -------------------------------------------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                         22,447
--------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      22,447
--------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

--------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      less than 1%
--------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      CO
--------------------------------------------------------------------------------------------------------------------

                                                     SCHEDULE 13D

--------------------------------------------                                           -----------------------------
CUSIP NO. 902 956 30 9                                                                 PAGE    4    OF    21  PAGES
--------------------------------------------                                           -----------------------------


--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      SDI, Inc.

--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      N/A
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)     / /

--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Nevada
--------------------------------------------------------------------------------------------------------------------
       NUMBER OF                 7   SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                             0
                                 -----------------------------------------------------------------------------------
                                 8   SHARED VOTING POWER
                                             0
                                 -----------------------------------------------------------------------------------
                                 9   SOLE DISPOSITIVE POWER
                                             0
                                 -----------------------------------------------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
--------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

--------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------------------------------------------

                                                            SCHEDULE 13D

--------------------------------------------                                           -----------------------------
CUSIP NO. 902 956 30 9                                                                 PAGE    5    OF    21  PAGES
--------------------------------------------                                           -----------------------------


--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      USFS Acquisition Co.

--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      AF
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)     / /

--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------------------------------------------
       NUMBER OF             7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                      0
                             ---------------------------------------------------------------------------------------
                             8    SHARED VOTING POWER
                                      0
                             ---------------------------------------------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                      0
                             ---------------------------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                     4,501,675
--------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      4,501,675
--------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

--------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      23.9%
--------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      CO
--------------------------------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D

--------------------------------------------                                           -----------------------------
CUSIP NO. 902 956 30 9                                                                 PAGE    6    OF    21  PAGES
--------------------------------------------                                           -----------------------------


--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Michael A. Leven

--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/
                                                                    (b) / /

--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      N/A
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)     / /

--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S.A.
--------------------------------------------------------------------------------------------------------------------
       NUMBER OF             7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                      551,470
                            ----------------------------------------------------------------------------------------
                             8    SHARED VOTING POWER
                                      1,832,560
                            ----------------------------------------------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                      351,470
                            ----------------------------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                      200,000
--------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      2,384,030
--------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

--------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      12.7%
--------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------------------------------------------

                                                    SCHEDULE 13D

--------------------------------------------                                           -----------------------------
CUSIP NO. 902 956 30 9                                                                 PAGE    7    OF    21  PAGES
--------------------------------------------                                           -----------------------------


--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Andrea Leven

--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      N/A
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)     / /

--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S.A.
--------------------------------------------------------------------------------------------------------------------
       NUMBER OF             7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                       0
                             ---------------------------------------------------------------------------------------
                             8    SHARED VOTING POWER
                                       1,003,833
                             ---------------------------------------------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                       803,833
                             ---------------------------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                       200,000
--------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,003,833
--------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

--------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      5.5%
--------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------------------------------------------

                                                     SCHEDULE 13D

--------------------------------------------                                           -----------------------------
CUSIP NO. 902 956 30 9                                                                 PAGE    8    OF    21  PAGES
--------------------------------------------                                           -----------------------------


--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Jonathan Leven

--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      N/A
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)     / /

--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S.A.
--------------------------------------------------------------------------------------------------------------------
       NUMBER OF             7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                       389,885
                             ---------------------------------------------------------------------------------------
                             8    SHARED VOTING POWER
                                       0
                             ---------------------------------------------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                      233,218
                             ---------------------------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                      156,667
--------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      389,885
--------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

--------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.2%
--------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------------------------------------------

                                                     SCHEDULE 13D

--------------------------------------------                                           -----------------------------
CUSIP NO. 902 956 30 9                                                                 PAGE    9    OF    21  PAGES
--------------------------------------------                                           -----------------------------


--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Robert Leven

--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      N/A
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)     / /

--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S.A.
--------------------------------------------------------------------------------------------------------------------
       NUMBER OF             7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                      390,385
                             ---------------------------------------------------------------------------------------
                             8    SHARED VOTING POWER
                                       0
                             ---------------------------------------------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                      233,718
                             ---------------------------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                      156,667
--------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      390,385
--------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

--------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.2%
--------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------------------------------------------

                                                     SCHEDULE 13D

--------------------------------------------                                           -----------------------------
CUSIP NO. 902 956 30 9                                                                 PAGE    10   OF    21  PAGES
--------------------------------------------                                           -----------------------------


--------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Adam Leven

--------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                                   (b) / /

--------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
                      N/A
--------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)    / /

--------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S.A.
--------------------------------------------------------------------------------------------------------------------
       NUMBER OF             7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                                      334,601
                             ---------------------------------------------------------------------------------------
                             8     SHARED VOTING POWER
                                       0
                             ---------------------------------------------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
                                      177,935
                             ---------------------------------------------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                      156,666
--------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      334,601
--------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

--------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.9%
--------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of U.S. Franchise Systems, Inc., a Delaware corporation ("USFS"), which has its principal executive office at 13 Corporate Square, Suite 250, Atlanta, GA 30329. Some of the Reporting Entities are holders of Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), which is convertible at any time into Class A Common Stock. The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock".

         This Schedule 13D amends the Schedule 13D filed by Michael A. Leven on March 25, 1998, as amended by a filing made on June 26, 2000, and the Schedule 13D filed by Meridian, SDI and HSA on June 13, 2000.

ITEM 2.           IDENTITY AND BACKGROUND

         Meridian Associates, L.P., an Illinois limited partnership ("Meridian"), SDI, Inc., a Nevada corporation ("SDI"), USFS Acquisition Co., a Delaware corporation ("Newco") and HSA Properties, Inc., a Delaware corporation ("HSA") were each formed solely for the purposes of holding interests in other entities. Michael A. Leven, Andrea Leven, Jonathan Leven, Robert Leven and Adam Leven (collectively, the "Leven Stockholders") are holders of Common Stock. The Leven Stockholders, Meridian, SDI, Newco and HSA shall hereinafter be referred to individually as a "Reporting Entity," and collectively as the "Reporting Entities". Each of the individuals listed below is a U.S. citizen.

               The business address and principal office address of Meridian and of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Meridian Investments, Inc. is the general partner of Meridian and is a Delaware corporation. Its executive officers include: (i) Nicholas J. Pritzker, President,
               (ii) Thomas J. Pritzker, Vice President and Secretary, (iii) Glen Miller, Vice President, Treasurer and Assistant Secretary, and
               (iv) John Kevin Poorman, Vice President. Meridian Investments, Inc.'s board of directors consists of Nicholas J. Pritzker, Thomas J. Pritzker and Glen Miller.

               The business address and principal office address of SDI and, unless otherwise indicated, of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its executive officers include: (i) Thomas J. Pritzker, President,
               (ii) Harold S. Handelsman, Vice President, Secretary and Treasurer, (iii) Paul A. Bible, Vice President, having a business address at 201 West Liberty Street, Reno, Nevada 89501, and (iv) Kirk Rose, Vice President. SDI's board of directors consists of

               Thomas J. Pritzker, Harold S. Handlesman and Paul A. Bible.

               The business address and principal office address of HSA and of the persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its Executive Officers include: Nicholas J. Pritzker, President, (ii) Glen Miller, Vice President, Treasurer and Assistant Secretary, (iii) Thomas J. Pritzker, Vice President and Secretary and (iv) John Kevin Poorman, Vice President. HSA's board of directors consists of Nicholas J. Pritzker, Glen Miller, Thomas J. Pritzker, and John Kevin Poorman.

               The business address and principal office address of Newco and of persons named below is 200 West Madison Street, Suite 3800, Chicago, IL 60606. Its executive officers include: (i) Douglas Geoga, President, (ii) Harold S. Handelsman, Vice President and Secretary and (iii) Glen Miller, Vice President and Treasurer. Newco's board of directors consists of Harold S. Handelsman, Douglas Geoga and Glen Miller.

               Michael A. Leven is a U.S. citizen. He is principally employed as Chairman, President and Chief Executive Officer of USFS located at 13 Corporate Square, Suite 250, Atlanta Georgia 30329. He is also a director of USFS.

               Andrea Leven is a U.S. citizen and resides at 1142 Brookhaven Row, Atlanta, Georgia 30319.

               Jonathan Leven is a U.S. citizen. He is principally employed as Senior Vice President, Marketing of USFS located at 13 Corporate Square, Suite 250, Atlanta Georgia 30329.

               Robert Leven is a U.S. citizen. He is principally employed as Vice President of Hodges Ward Elliot located at The Lenox Building, 12th Floor, 3399 Peachtree Road NE, Atlanta, Georgia 30326.

               Adam Leven is a U.S. citizen. He is principally employed as a Graduate Teaching Assistant at University of Georgia, Department of Classics located at Park Hall, Athens, Georgia 30602.

         During the last five years, none of the Reporting Entities, the general partner of Meridian or, to the knowledge of the Reporting Entities, the executive officers or directors of SDI, HSA or the general partner of Meridian has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Entities may constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act, as amended (the "Act"), with respect to their beneficial ownership of the shares of Common Stock of USFS to which this Schedule 13D relates.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In order to consummate the tender offer as contemplated by the Acquisition Agreement, described more fully below in Item 4, Newco will sell and SDI will purchase, either directly or through a controlled intermediary, 17,161,531 shares of Newco's common stock for a total purchase price of $85,807,655.00.

ITEM 4.           PURPOSE OF TRANSACTION

         Termination of the Recapitalization Agreement. On June 2, 2000 SDI, HSA and Meridian entered into a Recapitalization Agreement with USFS (the "Recapitalization Agreement") pursuant to which USFS was to commence a tender offer to purchase up to an aggregate of 8,666,666 but not less than 3,000,000, shares of Common Stock and SDI was to purchase 75,000 shares of preferred stock of USFS for an aggregate of $75,000,000. By mutual agreement, the Recapitalization Agreement has been terminated.

         Execution of the Acquisition Agreement. On September 18, 2000, SDI, HSA, Newco and Meridian entered into an Acquisition Agreement with USFS (the "Acquisition Agreement"), pursuant to which Newco has agreed to commence a tender offer to purchase all of the outstanding Common Stock of USFS for $5.00 per share (the "Offer"), subject to the condition that there be tendered and not withdrawn the number of shares of Common Stock that, together with the shares of Common Stock owned by Meridian, HSA and their affiliates, represents a majority of the outstanding shares of Common Stock (the "Minimum Condition"). Upon satisfaction of the Minimum Condition, and subject to receipt of any required stockholder approval, the Reporting Entities expect Newco to merge into USFS. Upon consummation of the merger, the shareholders who elected not to accept the Offer will receive $5.00 for their shares of Common Stock, subject to dissenter's rights properly exercised under Delaware law, and USFS will become a privately held company, owned by the Reporting Entities.

         In connection with the Acquisition Agreement, the following agreements were simultaneously executed:

         (a) an Exchange Agreement by and among Newco, Meridian, HSA and the Leven Stockholders (the "Exchange Agreement"), which provides that if Newco purchases a number of shares of Common Stock that would satisfy the Minimum Condition, Meridian, HSA and the Leven Stockholders will exchange an aggregate of 2,992,222 shares of Common Stock for an equal number of shares of common stock in Newco; and

         (b) an Agreement by and among Newco, Meridian and Neal Aronson (the "Aronson Agreement"), pursuant to which Neal Aronson agreed tender and not withdraw all of his shares of Common Stock other than 589,865 restricted shares, to Newco prior to the expiration date of the Offer.

         The Reporting Entities acquired beneficial ownership of the Common Stock held by Neal Aronson because, pursuant to the terms of the Aronson Agreement, Newco and Meridian share investment power with respect to such shares. The complete text of the Acquisition Agreement and all of the documents to which USFS is a party to in connection therewith have been attached as an exhibit to the Current Report on Form 8-K filed by USFS on September 20, 2000 and are hereby incorporated herein by reference.

         Changes to the Board of Directors. The Board of Directors of USFS, upon consummation of the merger of Newco into USFS will be the members of the Board of Directors of Newco immediately prior to the merger. Those people will be Harold S. Handelsman, Douglas Geoga, Glen Miller and Michael A. Leven. Immediately following the merger, Newco expects it will add Steven Romaniello to the board of directors.

ITEM 5.           INTERESTS IN SECURITIES OF ISSUER

                  All information regarding beneficial ownership was provided by USFS.

         (a) Aggregate Amount Beneficially Owned and Percentage of Outstanding Common Stock:

                  The aggregate number of shares of Common Stock owned beneficially by the Reporting Entities is 7,019,569 representing 35% of the outstanding Common Stock, broken down as follows: (i) 3,609,228 shares of Common Stock, of which 2,099,775 shares of Class A Common Stock Meridian shares investment power with Newco pursuant to the Exchange Agreement, and 1,509,453 shares of Class B Common Stock Meridian shares investment power with Newco and Neal Aronson pursuant to the Aronson Agreement; (ii) 22,447 shares of Class A Common Stock held by HSA, all of which HSA shares investment power with Newco pursuant to the Exchange Agreement, (iii) 2,384,030 shares of Common Stock, of which 351,470 shares of Class B Common Stock Michael A. Leven solely holds, 233,032 shares of Class A Common Stock and 770,801 shares of

                  Class B Common Stock Michael A. Leven shares voting power with Andrea Leven, 111,347 shares of Class A Common Stock and 311,007 shares of Class B Common Stock Michael A. Leven shares voting power with Neal Aronson, 406,373 shares of Class A Common Stock Michael A. Leven shares voting power with other members of USFS management, and 123,805 shares of Class A Common Stock and 76,195 shares of Class B Common Stock Michael A. Leven shares investment power with Newco pursuant to the Exchange Agreement, (iv) 1,003,833 shares of Common Stock, of which 233,032 shares of Class A Common Stock and 770,801 shares of Class B Common Stock Andrea Leven shares voting power with Michael A. Leven, and 200,000 shares of Class A Common Stock Andrea Leven shares investment power with Newco pursuant to the Exchange Agreement, (v) 389,885 shares of Class A Common Stock, of which 231,718 shares Jonathan Leven solely holds, 1500 shares Jonathan Leven has the right to acquire upon the exercise of options, and 156,667 shares Jonathan Leven shares investment power with Newco pursuant to the Exchange Agreement, (vi) 390,385 shares of Class A Common Stock, of which 231,718 shares Robert Leven solely holds, 2000 shares Robert Leven has the right to acquire upon the exercise of options, and 156,667 shares Robert Leven shares investment power with Newco pursuant to the Exchange Agreement, (vii) 334,601 shares of Class A Common Stock, of which 177,935 shares Adam Leven solely holds, and 156,666 shares Adam Leven shares investment power with Newco pursuant to the Exchange Agreement, and (viii) 4,501,675 shares of Common Stock, of which 2,916,027 shares of Class A Common Stock Newco shares investment power with Meridian, HSA and the Leven Stockholders pursuant to the Exchange Agreement, 76,195 shares of Class B Common Stock Newco shares investment power with Michael A. Leven pursuant to the Exchange Agreement, and 1,509,453 shares of Class B Common Stock Newco shares investment power with Neal Aronson and Meridian pursuant to the Aronson Agreement. SDI does not have beneficial ownership of any Common Stock.

         (b) Number of shares of Common Stock as to which Reporting Entities hold:

                  With respect to Meridian:
                  (i) Sole power to vote or to direct the vote - 2,099,775 shares of Class A Common Stock;
                  (ii)  Shared power to vote or to direct the vote - 0;
                  (iii) Sole power to dispose or direct the disposition - 0;
                  (iv) Shared power to dispose or direct the disposition - 2,099,775 shares of Class A Common Stock held by Meridian, which Meridian shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement, and 1,509,453 shares of Class B Common Stock which Meridian shares the power to dispose or direct the disposition with Newco and Neal Aronson pursuant to the Aronson Agreement.

                  With respect to HSA:
                  (i) Sole power to vote or to direct the vote - 22,447 shares of Class A Common Stock;
                  (ii)  Shared power to vote or to direct the vote - 0;
                  (iii) Sole power to dispose or direct the disposition - 0;
                  (iv) Shared power to dispose or direct the disposition - 22,447 shares of Class A Common Stock held by HSA, which HSA shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

                  With respect to Newco:

                  (i)   Sole power to vote or to direct the vote - 0;
                  (ii)  Shared power to vote or to direct the vote - 0;
                  (iii) Sole power to dispose or to direct the disposition - 0;
                  (iv) Shared power to dispose or to direct the disposition - 2,916,027 shares of Class A Common Stock which Newco shares investment power with Meridian, HSA and the Leven Stockholders pursuant to the Exchange Agreement, 76,195 shares of Class B Common Stock which Newco shares investment power with Michael A. Leven pursuant to the Exchange Agreement, and 1,509,453 shares of Class B Common Stock which Newco shares investment power with Neal Aronson and Meridian pursuant to the Aronson Agreement.

                  With respect to Michael A. Leven:
                  (i) Sole power to vote or direct the vote - 123,805 shares of Class A Common Stock and 427,665 shares of Class B Common Stock;
                  (ii) Shared power to vote or direct the vote - 233,032 shares of Class A Common Stock and 770,801 shares of Class B Common Stock which Michael A. Leven shares voting power with Andrea Leven, 111,347 shares of Class A Common Stock and 311,007 shares of Class B Common Stock which Michael A. Leven shares voting power with Neal Aronson, and 406,373 shares of Class A Common Stock which Michael
                        A. Leven shares voting power with other members of USFS management
                  (iii) Sole power to dispose or direct the disposition -
                        351,470 shares of Class B Common Stock;
                  (iv) Shared power to dispose or direct the disposition - 123,805 shares of Class A Common Stock and 76,195 shares of Class B Common Stock which Michael A. Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

                  With respect to Andrea Leven:
                  (i)   Sole power to vote or direct the vote - 0;
                  (ii) Shared power to vote or direct the vote - 233,032 shares of Class A

                        Common Stock and 770,801 shares of Class B Common Stock which Andrea Leven shares voting power with Michael A. Leven;
                  (iii) Sole power to dispose or direct the disposition - 33,032 shares of Class A Common Stock and 770,801 shares of Class B Common Stock;
                  (iv) Shared power to dispose or direct the disposition - 200,000 shares of Class A Common Stock which Andrea Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

                  With respect to Jonathan Leven:
                  (i) Sole power to vote or direct the vote - 388,385 shares of Class A Common Stock and 1500 shares of Class A Common Stock which Jonathan Leven has the right to acquire upon the exercise of options ;
                  (ii)  Shared power to vote or direct the vote - 0;
                  (iii) Sole power to dispose or direct the disposition -
                        231,718 shares of Class A Common Stock and 1500 shares of Class A Common Stock which Jonathan Leven has the right to acquire upon the exercise of options;
                  (iv) Shared power to dispose or direct the disposition - 156,667 shares of Class A Common Stock which Jonathan Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

                  With respect to Robert Leven:
                  (i) Sole power to vote or direct the vote - 388,385 shares of Class A Common Stock and 2000 shares of Class A Common Stock which Robert Leven has the right to acquire upon the exercise of options;
                  (ii)  Shared power to vote or direct the vote - 0;
                  (iii) Sole power to dispose or direct the disposition -
                        231,718 shares of Class A Common Stock and 2000 shares of Class A Common Stock which Robert Leven has the right to acquire upon the exercise of options;
                  (iv) Shared power to dispose or direct the disposition - 156,667 shares of Class A Common Stock which Robert Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

                  With respect to Adam Leven:
                  (i) Sole power to vote or direct the vote - 334,601 shares of Class A Common Stock;
                  (ii)  Shared power to vote or direct the vote - 0;
                  (iii) Sole power to dispose or direct the disposition -
                        177,935 shares of Class A Common Stock;
                  (iv) Shared power to dispose or direct the disposition - 156,666 shares of Class A Common Stock which Adam Leven shares the power to dispose or direct the disposition with Newco pursuant to the Exchange Agreement.

                  With respect to SDI:

                  (i)   Sole power to vote or to direct the vote - 0;
                  (ii)  Shared power to vote or to direct the vote - 0;
                  (iii) Sole power to dispose or direct the disposition - 0;
                  (iv)  Shared power to dispose or direct the disposition - 0.

        (c)      Transactions in the previous 60 days.

                  Over the course of the last 15 months, Jonathan Leven has borrowed approximately $46,000 on margin form the account in which he holds his shares of USFS Common Stock. On September 26, 2000, Jonathan Leven paid off any such loans plus interest in full.

                  Except as noted above, the Reporting Entities have not, and to the best knowledge of each of the Reporting Entities, none of the general partner of Meridian or the executive officers or directors listed in Item 1 hereto, has effected any transactions in the shares of Common Stock during the past 60 days.

         (d) Any other person known to have the right to receive or the power to direct dividends.

                  None.

         (e) Date on which the reporting person(s) ceased to be a beneficial owner of more than five percent of the class of securities.

                  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the information in Item 4, which is incorporated into this Item 6.

         Stockholders Agreement. In connection with the execution of the Acquisition Agreement and the Exchange Agreement, Meridian, HSA and the Leven Stockholders agreed to enter into a Stockholders Agreement with respect to their shares of common stock in Newco ("Stockholders Agreement"), upon satisfaction of the Minimum Condition and consummation of the Exchange Agreement. The Stockholders Agreement provides for various rights and restrictions, including transfer restrictions with respect to their shares, a right of first offer, tag-along rights, co-sale rights, restrictions on the pledging of shares, put-option rights, call-option obligations and an agreement to cause the board of directors to elect Michael A. Leven to the Newco Board of Directors. The complete text of the Stockholders Agreement is attached as an appendix to the Exchange Agreement.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1   Written agreement regarding joint filing pursuant to Rule
            13d-1(k).

Exhibit 2 Acquisition Agreement incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K of USFS filed 9/20/00.

Exhibit 3 Exchange Agreement incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K of USFS filed 9/20/00.

Exhibit 4 Aronson Agreement incorporated by reference from Exhibit 99.2 to the Current Report on Form 8-K of USFS filed 9/20/00.

Signature

         After reasonable inquiry to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:   September 28, 2000

MERIDIAN ASSOCIATES, L.P.

By: MERIDIAN INVESTMENT, INC.,
ITS GENERAL PARTNER

By: /s/ Harold S. Handelsman
   -------------------------------
Its: Vice President


Dated:   September 28, 2000

SDI, INC.

By: /s/ Harold S. Handelsman
   -------------------------------
Its: Vice President


Dated:   September 28, 2000

HSA PROPERTIES, INC.

By: /s/ Harold S. Handelsman
   -------------------------------
Its: Vice President


Dated:   September 28, 2000

USFS ACQUISITION CO.

By: /s/ Douglas Geoga
   -------------------------------
Its: President


Dated:   September 28, 2000

Michael A. Leven

/s/ Michael A. Leven
---------------------------


Dated:   September 28, 2000

Andrea Leven

/s/ Andrea Leven
---------------------------


Dated:   September 28, 2000

Jonathan Leven

/s/ Jonathan Leven
---------------------------


Dated:   September 28, 2000

Robert Leven

/s/ Robert Leven
---------------------------


Dated:   September 28, 2000

Adam Leven

/s/ Adam Leven
---------------------------